INVEST IN **PLANET THETA**

Using Virtual Reality to Find Love in a Safe and Secure Environment


PLANET THETA
The Metaverse is a $1 Trillion revenue opportunity,
here is how to invest...

planet-theta.com Cheyenne WY

LEAD INVESTOR

Thomas Schellenberg

A safe environment for dating is an exciting start to what Planet Theta ("PT") has developed, but after experiencing the app, we believe that it is just the beginning. We chose to lead this round of investment in PT because our members see both the near immediate path to profitability in the dating and social vertical while also recognizing the promise and opportunity that the PT VR platform has for other unrelated verticals. What PT has built allows them to quickly pivot and embrace healthcare, safety training, education, product development, and so much more. We believe that Planet Theta can evolve into the platform of choice when a shared safety driven collaborative environment is needed to bring people together whether its for fun and relaxation or for medical and professional uses.

Invested $83,000 this round

Highlights

1. Planet Theta is publicly launching an early-access VR Dating App Summer 2023
2. As seen in 1900+ publications including Forbes, NYT, BBC, Vice, Vanity Fair, and NBC's Today Show
3. The virtual reality market is expected to reach $6.9 B by 2025 with a CAGR in excess of 30%
4. Planet Theta's founder invested $1.5M and $233k was invested by developers and friends
5. Eliminating bots and scammers by requiring government ID
6. Providing safe first dates! Using VR to protect women
7. Partnered with Ready Player Me to offer cutting-edge avatars from a single photo
8. Partnered with Hypersphere to protect our user's data with quantum immune

security

Our Team



Aurora Townsend CMO

Aurora Townsend is the Founder and Chief Marketing Officer for FireFlare Games. Aurora oversees Planet Theta's advertising campaigns, social media, and is the main press contact. In her free time, she enjoys piloting her plane and VR gaming.

> Our main inspiration behind Planet Theta was from our personal experiences, dating, good and bad. At each step of development, we have made certain that Planet Theta reflects our values, concerns, and beliefs. In particular, we have worked hard to ensure that Planet Theta protects and empowers women.



Chris Crew CEO

Chris Crew is the Chief Executive Officer for FireFlare Games. Chris spends most of his time working to ensure Planet Theta is moving towards its goals. Chris enjoys playing and watching basketball and really loves a good cup of coffee.



Aaron Kizer COO

Aaron Kizer is the Chief Operating Officer for FireFlare Games. Aaron oversees the Planet Theta Team and the day-to-day administrative and operational functions. In his free time, Aaron is cooking for his family, backpacking, or gardening.

Pitch


PLANET
THETA
Using Virtual Reality to
Make Dating Safe
PLANET
THETA



We're Getting Noticed…

VANITY FAIR · TODAY · aap · PW Philadelphia Weekly · VOGUE · MSNBC · DW · CNBC · 7NEWS · Forbes · VICE · BBC

VIRTUAL REALITY IS A GROWTH MARKET

454 B
Expected Global Revenue 2030

40.7%
VR Market CAGR

171 M
Global Virtual Reality Users

14.84 B
VR Global Revenue



Current Project:

Disrupting the $2.3B US Dating Industry

- Planet Theta offers the First Virtual Reality Dating Platform in the Metaverse
- Using New Technology to Make Dating Safer and Easier


PLANET THETA

Dating Apps are Failing Women



"Young women are particularly the target of bad

"…online dating has made single women overall less



online dating behaviour, often on the receiving end of abuse from men"

BBC 2022

happy, less likely to find a long-term partner, and more at risk of sexual violence"

The Guardian 2021

Women are Leaving in Fear of Sexual Assault

Main Differentiators:

Quantum Immune Security
Ending Bots and Scammers

Users Go on Dates Within Minutes
Our Advanced AI Uses Short Dates to Find Love Quickly

Unique Concepts to Protect Women
Built by Women to Protect User's Privacy and Security


Planet
THETA

Women's Rejection of Dating Apps Created an Opening...

#1 Failure of Dating Apps: Not Enough Women


3+ Men Per Woman
76%
24%
Male
Female

Women are Looking for an Alternative

PROTECTING WOMEN IS THE SOLUTION

Protecting Women by Creating a Truly Safe Dating System

Ensuring Authenticity and Accountability Using Next Gen Identity Verification


STOP VIOLENCE AGAINST WOMEN



Women are key

100% of Marketing is Targeting Women

Partnered with DragonFly to make AAA Quality Commercials for TV audiences

prime video | hulu | YouTube | crunchyroll

Marketing Already Reached Over 100 Million People

Capturing 2% of the $2.3 B in Annual Dating App Revenues (USA)

$ 1.65 B	tinder
$ 240 M	bumble
$ 197 M	Hinge
$ 147 M	Grindr

2% → PLANET THETA

$44.6 M
EOY 2024

**Forward-looking projections can't be guaranteed.*

Investment Status

$ 1.5 Million by Founders

$233K by Family & Friends

$150K by Developers

Partnerships

HYPERSPHERE — Never Lost. Always Revived.

WOLF3D

DASH VISUAL

Meta

allrites

dragonfly

UNREAL ENGINE

LIVE CGI



Aurora (she/her)

Aurora Townsend is the Founder and Chief Marketing Officer for FireFlare Games. Aurora oversees Planet Theta's advertising campaigns, social media, and is the main press contact. In her free time, she enjoys piloting her plane, swing dancing and playing tennis. Aurora enjoys PC and VR gaming with Rocket League and Beat Saber being favorites.



Chris (he/him)

Chris Crew is the Chief Executive Officer for FireFlare Games. Chris spends most of his time working to ensure PlanetTheta is moving towards its goals. Chris enjoys playing and watching basketball and really loves a good cup of coffee.



Aaron (he/him)

Aaron Kizer is the Chief Operating Officer for FireFlare Games. Aaron oversees the Planet Theta Team and the day-to-day administrative and operational functions.
While not working on Planet Theta, Aaron is cooking for his family, backpacking, or gardening.

Board of Advisors

Ken Leith

Founder Leith Group



Ken is a Serial Entrepreneur with a Master's Degree in Financial Services and a Deep Background in Private Equity and Financial Management. Ken Specializes in Business Development and Fundraising.

Yonette Davis

MD, EMHL



Yonette is a Practicing Internal Medicine Physician. Yonette's Primary Focus is helping Adults with Chronic Ailments. Yonette is Passionate about Health Equity and Creating a Healthier Perspective on Mental Illness.

Revenue Streams




Subscribe
In-app Purchases
Monthly Subscriptions
Brand Product Placement
Anonymized Real-Life Purchases
Live Performances Delivered in VR
$44.6M Projected Revenues EOY 2024

**Forward-looking projections can't be guaranteed.*


Invest in Planet Theta
Planet Theta is Raising $1M in its Current Funding Round


$1M Investment will Fund Marketing & Development
6%
39%
55%
Software Development
Dating App Marketing
WeFunder Fee


PLANET THETA
THANK YOU FOR CONSIDERING PLANET THETA



For Press Inquires:

CMO Aurora Townsend

aurora@fireflaregames.com

For Accredited Investors:

CEO Chris Crew

chris@fireflaregames.com

